Exhibit 99.1

CONTACT: Investor Relations	aminvestorrelations@aeromexico.com
Corporate Communications	amcomunicacioncorporativa@aeromexico.com

Aeroméxico Reports Unaudited

Second Quarter 2026 Results

•	Record 2Q Total Revenue of $1.5 billion

•	Adjusted EBITDAR Margin of 18%

•	Operating Margin of 5%

•	Liquidity(3) to LTM Revenue ratio at 22%

Mexico City, Mexico, July 13, 2026 - Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO, “Aeroméxico” or the “Company”) today reported unaudited consolidated financial results for the three months ended June 30, 2026 (“2Q26”). These results are based on information available to us as of the date of this earnings release and are not a comprehensive statement of our financial results for the period presented. The Company has used the U.S. dollar, its functional currency, as the presentation currency for its consolidated financial statements. All figures are expressed in millions of U.S. dollars unless otherwise indicated.

Andrés Conesa, Chief Executive Officer stated: “Aeroméxico delivered solid second quarter results amid peak fuel price pressure and June demand shifts associated with the World Cup. Our results were in line with our second-quarter guidance, despite an approximately $30 million fuel headwind. We achieved two record sales weeks during the quarter, including the highest weekly sales in our history, while Premium Revenue Mix reached an all-time high, underscoring the strength of our business model and the power of our brand. Through disciplined capacity and network management, we remained focused on aligning supply with demand while protecting profitability. Even in a challenging macroeconomic environment, we ended the quarter with strong cash balances—consistent with the prior two quarters—without incurring additional financial debt. Looking ahead to the second half of the year, we expect a positive backdrop, driven by improving macroeconomic conditions and healthy demand, resulting in absolute EBITDAR levels above last year (1).”

OPERATING & FINANCIAL HIGHLIGHTS 2Q26

•	Capacity, measured in available seat miles (ASMs), increased by 1.9% year-over-year.

•	Total revenue reached $1.5 billion; a 12.6% increase compared to the same period of 2025.

•	Total fuel expense amounted to $493.8 million, a 79.9% year-over-year increase.

•	Adjusted EBITDAR(2) totaled $264.2 million, with a 17.9% margin.

•	Operating income totaled $67.9 million, with a 4.6% margin.

•	Total adjusted net debt to EBITDAR(2) ended the quarter below 2.0x.

•	Liquidity(3) totaled $1.2 billion, equivalent to 21.8% of last-twelve-month revenues.

3Q26, 4Q26 & FULL YEAR OUTLOOK

Indicator	3Q26 Guidance	4Q26 Guidance	FY26 Guidance
Total capacity (ASMs)	~ +0.5% to +1.5%	~ +6.5% to +8.0%	~ +2.0% to +3.0%
Total revenue	~ 1.59 bn to 1.62 bn	~ 1.64 bn to 1.68 bn	~ 6.05 bn to 6.12 bn
Total revenue YoY	~ +12.0% to +14.0%	~ +14.5% to +16.5%	~ +13.0% to +14.0%
Adjusted EBITDAR margin	~ 26.5% to 29.5%	~ 28.0% to 31.0%	~ 24.0% to 26.0%
Operating income margin	~ 14.0% to 17.0%	~ 15.5% to 18.5%	~ 11.0% to 13.0%

The Company’s outlook for the second half of the year underscores the resilience of its business model. The Company anticipates sustained strength in revenue generation, supported by healthy demand trends and sustained fare levels. A more favorable fuel cost environment is also expected to drive higher absolute levels of EBITDAR and EBIT in the third quarter relative to 2025. Although margins are expected to moderate in the third quarter due to higher revenues, the Company expects margin expansion in the fourth quarter, underpinned by supportive market conditions and accelerated growth from operating leverage. Fourth quarter capacity growth will be supported by increased aircraft utilization across the existing fleet, enabling the Company to capitalize on strong demand while optimizing profitability.

The guidance reflects an average all-in fuel price of approximately USD $3.2 per gallon for the third quarter and USD $3.0 per gallon for the fourth quarter. It also assumes exchange rates of $17.5 Mexican pesos per U.S. dollar for the third quarter and $17.6 Mexican pesos per U.S. dollar for the fourth quarter.

KEY FINANCIAL AND OPERATING HIGHLIGHTS FOR THE SECOND QUARTER

	Three months ended June 30			Six months ended June 30
Key Financial Indicators	2026	2025	Var.	2026	2025	Var.
Total revenue (USD millions)	1,479	1,314	12.6%	2,821	2,498	12.9%
Adjusted EBITDAR (2) (USD millions)	264	410	(35.5%)	600	729	(17.7%)
Adjusted EBITDAR margin (2) (% revenue)	17.9%	31.2%	(13.3 p.p. )	21.3%	29.2%	(7.9 p.p. )
Total operating income (loss) (USD millions)	68	230	(70.5%)	210	372	(43.7%)
Operating margin (% of revenue)	4.6%	17.5%	(12.9 p.p. )	7.4%	14.9%	(7.5 p.p. )

Key Operating Indicators	2026	2025	Var.	2026	2025	Var.
Total ASMs (millions)	9,256	9,080	1.9%	17,853	17,777	0.4%
Passengers (‘000)	6,014	6,180	(2.7%)	11,805	12,057	(2.1%)
Total revenue / ASM (USD cents)	16.0	14.5	10.5%	15.8	14.1	12.5%
Total cost / ASM (USD cents)	15.3	11.9	28.6%	14.6	11.9	22.6%
Total cost excluding fuel / ASM (USD cents)	10.0	8.9	12.3%	10.1	8.8	14.9%

Foreign Exchange*	2026	2025	Var.	2026	2025	Var.
Average	17.40	19.61	(11.3%)	17.49	20.02	(12.7%)

* Source: Company with information from Banxico. Figures may not sum to total due to rounding.

SECOND QUARTER 2026 RESULTS

Income Statement Discussion

Revenue

Total revenue for the second quarter of 2026 reached $1.5 billion, a 12.6% year-over-year increase, setting a new second quarter record for the Company. Revenue growth was driven by resilient demand across the network, despite the temporary moderation observed in June related to World Cup shifts. Performance was further supported by continued progress in revenue initiatives and disciplined pricing actions implemented to mitigate higher fuel costs. The strengthening of the Mexican peso also contributed favorably to revenue performance during the quarter.

Our premium revenue(4) mix reached 43% of passenger-related revenue, 1 p.p. above 2Q25, reflecting sustained customer demand for premium products and ancillary services. Maintaining this revenue mix in a high-yield environment underscores the Company’s ability to capture premium customer demand and demonstrates the effectiveness of its business model.

Capacity increased 1.9% year over year, in line with the Company’s guidance. Consistent with its demand expectations, the Company proactively adjusted capacity throughout the quarter to align with market conditions, prioritizing profitability while maintaining a disciplined approach to network deployment.

Total revenue per Available Seat Mile (“TRASM”) reached 16.0¢, marking a 10.5% year-over-year increase. The upward trend in TRASM was largely attributed to a significant increase in international passenger revenue, and the appreciation of the Mexican peso.

	Three months ended June 30			Six months ended June 30
Total revenue (USD million)	2026	2025	Var.	2026	2025	Var.
Domestic	521	473	10.2%	1,015	911	11.4%
International	958	841	13.9%	1,806	1,587	13.8%
Total revenue	1,479	1,314	12.6%	2,821	2,498	12.9%

Figuresmay not sum to total due to rounding.

Operating Expenses

In 2Q26, total operating expenses—including fuel, labor, maintenance, passenger and aircraft services, aircraft leases, selling, general and administrative expenses, depreciation and amortization and other expenses—reached $1.4 billion, an increase of 30.3% compared to 2Q25. The increase was primarily driven by elevated fuel costs resulting from global geopolitical events that began in late February, with market prices remaining elevated through the quarter. As a result, fuel expense increased by approximately $219.3 million year-over-year, exceeding our second-quarter guidance by approximately $30 million. Despite this additional fuel headwind, Aeromexico delivered a strong performance, with total revenue increasing by $165.6 million year-over-year. This enabled the Company to recapture approximately 75% of the incremental fuel cost.

Excluding fuel, operating expenses rose 13.4% year over year. The increase primarily reflected three factors: the continued strength of the Mexican peso, inflationary pressures on wages, salaries, and benefits, and higher depreciation and amortization related to fleet growth in 2025.

Fuel cost per gallon(5) increased by 79.6% compared to 2Q25, averaging 4.2 USD per gallon in 2Q26 compared to 2.3 USD per gallon in 2Q25. Fuel consumption remained stable year-over-year, while fuel burn per ASM (liters of fuel consumed per ASM) decreased by 1.7%, mainly due to a more efficient fleet mix.

Cost per ASM excluding fuel (CASM-Ex) was 10.0¢ in 2Q26, representing an increase of 12.3% compared to the same period in 2025. This rise was primarily driven by an 11.3% appreciation of the Mexican peso, increased ownership costs attributable to additions to the aircraft fleet in 2025, higher labor expenses associated with inflation-related salary adjustments, and the expansion of international operations.

Adjusted EBITDAR(2) and Operating Income

Adjusted EBITDAR(2) amounted to $264.2 million with a 17.9% margin, in line with the Company’s guidance despite elevated fuel costs and temporary demand shifts associated with the World Cup. Total fuel expense increased by $219.3 year over year, approximately $30.0 million above the level assumed in our second-quarter guidance as market fuel prices remained higher than expected throughout the quarter.

Operating income for the second quarter recorded $67.9 million, representing a 4.6% operating margin, also within the Company’s guidance range.

Net Financing Cost

Net financing costs decreased by 6.5% compared to the same period in 2025, mainly driven by lower net foreign exchange losses. In 2Q26, foreign exchange losses decreased by $25.4 million, while financial expenses increased by $15.9 million, largely reflecting higher interest expenses from lease obligations associated with fleet expansion.

Net Income (Loss)

Net loss in 2Q26 totaled $57.7 million.

BALANCE SHEET AND CASH FLOW

As of June 30, 2026, Aeroméxico reported cash and cash equivalents of $1.0 billion. This is an increase of $114.3 million compared to the same quarter in the previous year and $12.5 million higher than at year-end 2025. These liquidity levels were achieved through strong operating cash generation, without incurring additional financial debt. Including the $200.0 million revolving credit facility secured in 3Q24, total liquidity reached $1.2 billion. This represents a ratio of liquidity to last-twelve-month revenues of 21.8%.

In 2Q26, Aeroméxico generated $362.4 million in net cash from operating activities, which allowed the Company to continue with its investment and deleveraging programs. During the second quarter, the Company repaid $17.1 million of financial debt.

OPERATING FLEET

During 2Q26, Grupo Aeroméxico received two Boeing 737 MAX-8 and one Boeing 787-9 aircraft. Grupo Aeroméxico’s operating fleet was comprised of 169 aircraft as of June 30, 2026, with an average age of 8.9 years.

Operating Fleet	2Q25	3Q25	4Q25	1Q26	2Q26
B-737-800	34	34	34	34	34
B-737 MAX 8	42	44	45	45	47
B-737 MAX 9	26	28	30	30	30
B-787-8	8	8	8	8	8
B-787-9	14	14	14	15	16
Aeroméxico	124	128	131	132	135
E-190	34	34	34	34	34
Aeroméxico Connect	34	34	34	34	34
Grupo Aeroméxico	158	162	165	166	169

Footnotes

(1)

The comparison excludes non-recurring items recognized during the year ended December 31, 2025, including $71.1 million of extraordinary income from the sale of the Group’s 50% equity interest in MRO (TechOps) and $4.3 million of non-capitalized administrative expenses related to the Company’s Initial Public Offering (IPO). Accordingly, the 2025 base has been adjusted to exclude these one-time items.

(2)

Adjusted EBITDAR, Adjusted Net Debt to EBITDAR, and Adjusted EBITDAR Margin are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

(3)	Liquidity is defined as cash and cash equivalents, and the revolving credit facility.

(4)	Premium revenue mix consists of revenue from premium products and services above Basic / Classic coach cabin products. Ratio is calculated based on total passenger revenue.

(5)	Equivalent to 1.11 USD per liter in 2Q26 and 62¢ per liter in 2Q25.

2Q26 EARNINGS CALL INFORMATION

Date	Tuesday, July 14, 2026

Time	11:00 a.m. ET (NY) / 9:00 a.m. CT (CDMX)

Webcast Link	https://edge.media-server.com/mmc/p/jid2bv5a/

Participant Listening*	https://register-conf.media- server.com/register/BI4d74077fbc8248da9af220714255acdd

*Participants	can complete the online registration form and upon registering will receive the dial-in info and a unique PIN to join the call.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main operations center in Terminal 2 of the Mexico City International Airport. Its destination network has reach in Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as the latest generation Embraer 190. Aeroméxico is a founding partner of SkyTeam, an alliance that celebrates 20 years and offers connectivity in more than 170 countries, through the 18 partner airlines. Aeroméxico created and implemented a Health and Hygiene Management System (SGSH) to protect its clients and collaborators at all stages of its operation.

www.aeromexico.com / www.skyteam.com

Forward Looking Statements

This press release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act, that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “guidance,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Important factors that could cause such differences include, but are not limited to: external risks, including health threats, accidents, global instability, security breaches, terrorism and natural disasters; global geopolitical conflicts, particularly those that impact the price of jet fuel; Mexican and international economic conditions, as well as seasonality, on customer travel behavior; the current U.S.’s administration tariffs on the Company’s costs and the actions of other governmental authorities in Mexico, the U.S. and other countries; fuel market volatility; the Company’s capacity to fulfill the Company’s fixed obligations, obtain financing and/or maintain liquidity; the Company’s capacity to retain and attract key personnel and other professionals, and the Company’s labor relations with employees; the Company’s reliance on few aircraft manufacturers and other third-party providers; the Company’s aircraft utilization rate and aircraft maintenance costs; changes in landing charges, airport access fees and inadequate airport infrastructure; consumer protection restrictions; dependence on the Company’s main hub, MEX; air traffic congestion; the competitive environment in the aviation industry, including those arising from non-air travel substitutes; sanctions and compliance with anti-corruption, anti-money laundering, anti-drug trafficking and other ethical rules and standards; reliance on partnerships and alliances and challenges in entering into new ones; and other factors described in “Risk Factors” of the Company’s annual report on Form 20-F filed with the SEC on April 30,2026. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and other Comprehensive Income (Unaudited)

	Three months ended June 30			Six months ended June 30
	2026	2025	Var. %	2026	2025	Var. %
Revenues:
Passenger	1,309	1,186	10.4%	2,521	2,258	11.6%
Air cargo	86	82	5.4%	162	152	6.5%
Other	84	46	83.0%	137	87	57.5%
Total revenue	1,479	1,314	12.6%	2,821	2,498	12.9%
Operating expenses:
Jet-fuel	494	274	79.9%	809	560	44.3%
Wages, salaries and benefits	316	278	13.8%	624	529	17.9%
Maintenance	78	50	55.1%	146	104	41.5%
Aircraft, communications and traffic services	171	148	15.5%	326	284	14.6%
Passenger services	42	38	10.0%	81	71	14.9%
Travel agent commissions	28	23	22.5%	50	44	15.8%
Selling and administrative	92	86	6.5%	180	165	8.6%
Aircraft leasing	4	3	17.7%	8	8	0.9%
Depreciation and amortization	193	180	7.2%	382	353	8.4%
Impairment (reversal)	—	(4)	—	—	(4)	—
Other (income) loss, net	(6)	8	—	5	14	(67.5%)
Share of gain on equity accounted investees, net of tax	—	(2)	—	—	(3)	—
Total operating expenses	1,411	1,084	30.3%	2,611	2,125	22.8%
Total operating income	68	230	(70.5%)	210	372	(43.7%)
Finance income (cost):
Net finance cost	(136)	(145)	(6.5%)	(265)	(260)	2.0%
Income before income tax	(68)	85	—	(55)	112	—
Income tax (benefit)	(10)	17	—	(8)	22	—
Net income for the period	(58)	68	—	(47)	90	—

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Earnings per Share (Unaudited)

	Three months ended June 30		Six months ended June 30
(In millions of U.S. dollars, except for income per share)	2026	2025	2026	2025
Income for the year	(58)	68	(47)	90
Earnings per share from continuing operations

Basic income per share (US dollars)	(0.04)	0.05	(0.03)	0.07
Diluted income per share (US dollars)	(0.04)	0.05	(0.03)	0.07

Basic income per ADS (US dollars)	(0.40)	0.50	(0.32)	0.66
Diluted income per ADS (US dollars)	(0.40)	0.50	(0.32)	0.66

Figures may not sum to total due to rounding.

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position (Unaudited)

	(USD Millions)
	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	1,037	1,024
Trade and other receivables	764	700
Due from related parties	9	3
Prepayments and deposits	72	78
Inventories	190	174
Total current assets	2,072	1,980
Non-current assets:
Property and equipment, including right-of-use	3,727	3,674
Other non–current assets	1,581	1,539
Total non-current assets	5,308	5,213
Total assets	7,379	7,193
Liabilities
Current liabilities:
Loans and borrowings, including leases	469	451
Others	2,871	2,645
Total current liabilities	3,340	3,096
Non-current liabilities:
Loans and borrowings, including leases	3,600	3,604
Others	1,077	1,085
Total non-current liabilities	4,677	4,689
Total liabilities	8,017	7,785
Equity
Total equity (deficit)	(638)	(592)
Total equity and liabilities	7,379	7,193

Figures may not sum to total due to rounding.

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	Six months ended June 30,
	(USD Millions)
	2026	2025	Var. ($)
Cash flow from operating activities:
Income for the period	(47)	90	(137)
Income tax expense	(8)	22	(31)
Depreciation and amortization	382	353	30
Other non-cash adjustments	182	186	(5)
	509	652	(143)
Changes in current assets & liabilities, net	(146)	(303)	157
Trade and other receivables	(22)	2	(24)
Trade and other payables	(59)	(202)	142
Air traffic liability	119	81	37
Others, net	(7)	(27)	19
Interest paid	(177)	(158)	(19)
Net cash from operating activities	362	349	14
Cash flow from investing activities:
Acquisition of properties and equipment (including major maintenance)	(134)	(116)	(18)
Other investing activities, net	(6)	17	(24)
Net cash used in investing activities	(141)	(99)	(42)
Cash flow from financing activities:
Payments of lease liabilities	(202)	(175)	(26)
Repayment of loans	(17)	(45)	28
Other financing activities, net	—	25	(25)
Net cash used in financing activities	(219)	(195)	(24)
Effect of exchange rate fluctuations on cash held	9	25	(16)
Net increase (decrease) in cash and cash equivalents	13	80	(68)
Cash and cash equivalents:
At beginning of the period	1,024	842	182
At end of the period	1,037	922	114

Figures may not sum to total due to rounding.

FINANCIAL AND OPERATIONAL INDICATORS

	Three months ended June 30			Six months ended June 30
Financial Indicators	2026	2025	Var.	2026	2025	Var.
Total revenue	1,479	1,314	12.6%	2,821	2,498	12.9%
Passenger revenue	1,309	1,186	10.4%	2,521	2,258	11.6%
Adjusted EBITDAR(1)	264	410	(35.5%)	600	729	(17.7%)
Adjusted EBITDAR margin(1) (% revenue)	17.9%	31.2%	(13.3 p.p. )	21.3%	29.2%	(7.9 p.p. )
Total operating income (loss)	68	230	(70.5%)	210	372	(43.7%)
Operating margin (% of revenue)	4.6%	17.5%	(12.9 p.p. )	7.4%	14.9%	(7.5 p.p. )
Net income (loss)	(58)	68	NA	(47)	90	NA
Net income (loss) margin (% of revenue)	-3.9%	5.2%	(9.1 p.p. )	-1.7%	3.6%	(5.3 p.p. )

Operating Indicators	2026	2025	Var.	2026	2025	Var.
Total ASMs (millions)	9,256	9,080	1.9%	17,853	17,777	0.4%
Total RPMs (millions)	7,851	7,777	0.9%	15,106	14,935	1.1%
Load factor on scheduled flights (%)	84.9%	85.7%	(0.8 p.p. )	84.7%	84.0%	0.7 p.p.
Passengers (‘000)	6,014	6,180	(2.7%)	11,805	12,057	(2.1%)
On-Time departure performance within 15 minutes (%)	89.8%	92.2%	(2.4 p.p. )	91.0%	92.0%	(1.0 p.p. )
Total liters of fuel (‘000)	444,693	443,893	0.2%	855,667	865,751	(1.2%)
Yield (USD cents) (2)	14.7	13.2	11.4%	14.6	13.3	10.1%
Total revenue / ASM (USD cents)	16.0	14.5	10.5%	15.8	14.1	12.5%
Passenger revenue / ASM (USD cents) (2)	12.5	11.3	10.3%	12.4	11.1	10.9%
Total cost / ASM (USD cents)	15.3	11.9	28.6%	14.6	11.9	22.6%
Total cost excluding fuel / ASM (USD cents)	10.0	8.9	12.3%	10.1	8.8	14.9%

Other Indicators	2026	2025	Var.	2026	2025	Var.
Fuel cost per gallon (USD cents)	4.20	2.34	79.6%	3.58	2.45	46.0%
FX close(3)	17.47	18.89	(7.5%)	17.47	18.89	(7.5%)
FX average(3)	17.40	19.61	(11.3%)	17.49	20.02	(12.7%)

Figures may not sum to total due to rounding.

1)

Adjusted EBITDAR and Adjusted EBITDAR margin are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

2)	Estimated as passenger revenues (excluding ancillaries) divided by total RPMs.
3)	Source: Company with information from Banxico.

Annex A on Non-IFRS Financial Measures

In addition to disclosing financial results prepared in accordance with IFRS, the Company discloses information regarding Adjusted EBITDAR, Adjusted EBITDAR Margin, Adjusted Net Debt and Net Leverage Ratio, which are non-IFRS measures. The Company believes that these measures are useful indicators of its operational performance. These known performance measurements in the aviation industry are frequently used by investors, stock analysts and others who are interested in comparing the operational performance of companies in their industry.

The Company defines Adjusted EBITDAR as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, and impairment (reversal), before aircraft leasing expense, in light of the non-recurring nature of this item. The Company considers Adjusted EBITDAR to be solely a valuation metric, not a performance metric. The Company defines Adjusted EBITDAR Margin as Adjusted EBITDAR divided by total revenue for the period. The Company defines Adjusted Net Debt as total loan and borrowings, including leases, minus cash and cash equivalents. The Company defines Net Leverage Ratio as Adjusted Net Debt Ratio divided by Adjusted EBITDAR for the period.

All of the above-mentioned non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. Some of these limitations are: (i) they do not reflect the Company’s cash expenditures, or future requirements for capital expenditures or contractual commitments; (ii) they do not reflect changes in, or cash requirements for, its working capital needs; (iii) they do not reflect the Company’s cash requirements necessary to service interest or principal payments on the Company’s debt; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect any cash requirements for such replacements; (v) they do not adjust for all non-cash income or expense items that are reflected in the Company’s consolidated statements of profit or loss and other comprehensive income; (vi) they do not reflect the impact of all non-recurring items; and (vii) other companies in the Company’s industry may calculate these measures, or similarly titled measures, differently than the Company does, limiting their usefulness as comparative measures.

Reconciliations of each of these historical measures, and to the extent applicable, forward-looking measures to the most directly comparable IFRS measure are below. No reconciliation of the forecasted amounts of Adjusted EBITDAR Margin, as incrementally adjusted, and revenue, as incrementally adjusted, for fiscal 2026 is included in this release because we are unable to quantify certain amounts that would be required to be included in the corresponding IFRS measure without unreasonable efforts, due to high variability and complexity with respect to estimating certain forward-looking amounts, and we believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors.

	Three months ended June 30			Six months ended June 30
Adjusted EBITDAR reconciliation	2026	2025	Var.	2026	2025	Var.
Profit (loss) for the period	(58)	68	—	(47)	90	—
(+) Income tax expense (benefit)	(10)	17	—	(8)	22	—
(+) Depreciation and amortization(1)	193	180	7.2%	382	353	8.4%
(+) Net finance cost	136	145	(6.5%)	265	260	2.0%
(+) Impairment (reversal)	0	(4)	—	0	(4)	—
(+) Aircraft leasing(2)	4	3	17.7%	8	8	0.9%
Adjusted EBITDAR(3)	264	410	(35.5%)	600	729	(17.7%)

Figures may not sum to total due to rounding.

1)

Depreciation and amortization expense as presented in our profit or loss. 2) Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period. 3) Adjusted EBITDAR is a non-IFRS measure and has limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

Adjusted net debt reconciliation	As of June 30, 2026	As of December 31, 2025
Total loans and borrowings, including leases	4,069	4,055
(-) Cash and cash equivalents	1,037	1,024
= Adjusted net debt (1)	3,032	3,031

Figures may not sum to total due to rounding.

1)

Adjusted Net Debt is a non-IFRS measure and has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

Net leverage ratio reconciliation (Adjusted net debt / Last twelve months adjusted EBITDAR)	As of June 30, 2026	As of December 31, 2025
Adjusted net debt (1)	3,032	3,031
Last twelve months adjusted EBITDAR (1)	1,543	1,672
= Net leverage ratio(1)	1.96x	1.81x

Figures may not sum to total due to rounding.

1)

Adjusted Net Debt, Adjusted EBITDAR and Net Leverage Ratio are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.